EXHIBIT 99.1

Profound Medical Announces Fourth Quarter and Full Year 2022 Financial Results

Company confirms Current Procedural Terminology (“CPT®”) Category 1 application for TULSA

TORONTO, March 07, 2023 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, today reported financial results for the fourth quarter and full year ended December 31, 2022. Unless specified otherwise, all amounts in this press release are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Our U.S. TULSA business, both in terms of installed base growth and existing system utilization, has increasingly become the primary driver of our recurring revenue growth,” said Arun Menawat, Profound’s CEO and Chairman. “While one-time capital sales, particularly in select international markets such as China and Japan, have and continue to be challenged by COVID-19 headwinds, we expect this recurring revenue growth trend to continue in 2023. In addition, based on the proposed agenda, we are pleased to confirm that a CPT® Category 1 application for TULSA will be considered at the upcoming CPT® Editorial Panel Meeting, being held May 4-6, 2023, in Chicago. If approved, we believe that this, combined with initial data from our ongoing CAPTAIN clinical trial, will be a significant catalyst for TULSA adoption in the U.S., beginning in the first quarter of 2025.”

Summary Fourth Quarter 2022 Results

For the quarter ended December 31, 2022, the Company recorded revenue of approximately $1.3 million, with the full amount coming from recurring revenue, which consists of the sale of TULSA-PRO® consumables, lease of medical devices, procedures and services associated with extended warranties. Fourth quarter 2022 revenue increased approximately 26% from approximately $1.0 million in the same three-month period a year ago.

Total operating expenses, which consist of research and development (“R&D”), general and administrative (“G&A”), selling and distribution (“S&D”), and goodwill impairment expenses, were approximately $9.4 million in the fourth quarter of 2022, a decrease of 8% compared with approximately $10.2 million in the fourth quarter of 2021.

Expenditures for R&D for the three months ended December 31, 2022 were approximately $3.1 million, a decrease of 34% compared with approximately $4.7 million in the three months ended December 31, 2021, primarily driven by lower spending on R&D initiatives, as the primary focus was on the verification and validation of new designs in connection with MRI testing, technology and software improvements and increased in-house projects that utilized existing employees rather than consultants, decreased rent, lower salaries and share-based compensation, and a decrease in depreciation and amortization expenses. These were offset partially by an increase in clinical trial costs due to increased enrolment for the CAPTAIN trial and the setup costs.

G&A expenses for the 2022 fourth quarter decreased by 35% to approximately $2.1 million, compared with approximately $3.2 million in the same period in 2021, due to lower salaries and benefits, consulting fees, share based compensation, rent, software, insurance and other expenses.

Fourth quarter 2022 S&D expenses decreased by 27% to approximately $1.7 million, compared with $2.3 million in the fourth quarter of 2021. This was driven by lower salaries and benefits, consulting fees and share based compensation, due to lower vacation accruals and bonuses awarded to management, fewer consultants hired, and fewer options awarded to employees. These were offset partially by an increase in travel and other expenses due to increased in-person conferences and customer meetings and MRI time as part of the Company’s U.S. sales initiative.

Partially offsetting the decreases in R&D, G&A and S&D expenses, the Company recognized a non-cash impairment of approximately $2.5 million in the fourth quarter of 2022, representing all its goodwill associated with the Sonalleve® business, as the return to business in China continues to be delayed due to COVID-19.

Net finance costs for the three months ended December 31, 2022 were approximately $499,000, compared with approximately $464,000 in the three months ended December 31, 2021.

Fourth quarter 2022 net loss was approximately $9.5 million, or $0.46 per common share, compared to approximately $10.2 million, or $0.49 per common share, in the three months ended December 31, 2021.

Summary Full Year 2022 Results

For the year ended December 31, 2022, the Company recorded revenue of approximately $6.7 million, with $4.7 million from recurring revenue and $2.0 million from the one-time sale of capital equipment. This compares to revenue of approximately $6.9 million in the twelve months ended December 31, 2021. While recurring revenues increased 26% in 2022 over 2021, this was offset by a 36% decline in one-time capital sales as international markets continued to be negatively impacted by COVID-19.

Profound’s full year 2022 total operating expenses were approximately $35.1 million, a 6% increase compared to approximately $33.2 million in the same period of 2021.

Expenditures for R&D for the 12 months ended December 31, 2022 were approximately $14.7 million, a decrease of 4% compared with approximately $15.3 million in 2021. This was primarily driven by lower spending on R&D initiatives, decreased rent, share-based compensation, and a decrease in depreciation and amortization expenses. These were offset partially by an increase in clinical trial costs, travel, salaries and benefits, and office and shop supply expenditures.

G&A expenses for the year ended December 31, 2022 decreased 8% to approximately $9.5 million from $10.3 million for the year ended December 31, 2021. This was due to lower consulting fees, share based compensation, and insurance and other general expenses, offset partially by increases in salaries and benefits, and travel and software costs, and an increase in amortization expense.

Full year 2022 S&D expenses were approximately $8.5 million, an increase of 11% from $7.7 million in 2021. Salaries and benefits, and travel and other expenses were higher due to increases in salesforce and in-person conferences and customer meetings and MRI time as part of the Company’s U.S. sales initiative. These were partially offset by a decrease in consulting fees and share based compensation.

Net finance income for the year ended December 31, 2022, which was primarily due to a foreign exchange gain, was approximately $3.7 million, compared with net finance costs of approximately $303,000 in 2021.

The Company recorded a net loss for the year ended December 31, 2022 of approximately $28.7 million, or $1.38 per common share, compared to approximately $30.7 million, or $1.50 per common share, for the year ended December 31, 2021.

Liquidity and Outstanding Share Capital

As at December 31, 2022, Profound had cash of approximately $46.5 million.

As at March 7, 2023, Profound had 20,911,032 common shares issued and outstanding.

For complete financial results, please see Profound’s filings at www.sedar.com, www.sec.gov and on the Company’s website at www.profoundmedical.com under “Financial” in the Investors section. A hard copy of the Company’s annual report can also be requested free of charge at the bottom of the Investors section of its website.

Conference Call Details

Profound Medical is pleased to invite all interested parties to participate in a conference call today at 4:30 pm ET during which time the results will be discussed.

To participate in the conference call by telephone, please pre-register via this link to receive the dial-in number and your unique PIN.

The call will also be broadcast live and archived on the Company's website at www.profoundmedical.com under "Webcasts" in the Investors section.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

Forward-Looking Statements

This release includes forward-looking statements regarding Profound and its business which may include, but is not limited to, the expectations regarding the efficacy of Profound’s technology in the treatment of prostate cancer, BPH, uterine fibroids, palliative pain treatment and osteoid osteoma. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release, may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the medical device industry, regulatory approvals, reimbursement, economic factors, the equity markets generally and risks associated with growth and competition. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. In addition, there is uncertainty about the spread of the COVID-19 virus and the impact it will have on Profound’s operations, the demand for its products, global supply chains and economic activity in general. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849

Profound Medical Corp.
Consolidated Balance Sheets
In USD (000s)

	2022 $	2021 $

Assets

Current assets
Cash	46,517	67,152
Trade and other receivables	6,344	1,412
Inventory	7,941	7,413
Prepaid expenses and deposits	1,222	1,148
Total current assets	62,024	77,125

Trade and other receivables	-	3,622
Property and equipment	899	788
Intangible assets	680	1,435
Right-of-use assets	818	1,116
Goodwill	-	2,689

Total assets	64,421	86,775

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,033	3,180
Deferred revenue	471	477
Long-term debt	523	-
Provisions	58	87
Derivative financial instrument	563	161
Lease liabilities	239	250
Income taxes payable	298	-
Total current liabilities	4,185	4,155

Long-term debt	6,651	-
Deferred revenue	764	875
Lease liabilities	817	1,127

Total liabilities	12,417	6,157

Shareholders’ Equity

Share capital	205,825	219,579
Contributed surplus	18,704	16,986
Accumulated other comprehensive loss	16,837	4,746
Deficit	(189,362)	(160,693)

Total Shareholders’ Equity	52,004	80,618

Total Liabilities and Shareholders’ Equity	64,421	86,775

Profound Medical Corp.
Consolidated Statements of Loss and Comprehensive Loss
In USD (000s)

	2022 $	2021 $

Revenue
Recurring - non-capital	4,677	3,723
Capital equipment	2,004	3,150
	6,681	6,873
Cost of sales	3,660	3,921
Gross profit	3,021	2,952

Operating expenses
Research and development	14,690	15,277
General and administrative	9,465	10,314
Selling and distribution	8,468	7,652
Impairment of goodwill	2,524	-
Total operating expenses	35,147	33,243

Operating Loss	32,126	30,291

Net finance (income) costs	(3,744)	303

Loss before income taxes	28,382	30,594

Income taxes	287	105

Net loss attributed to shareholders for the year	28,669	30,699

Other comprehensive (income) loss
Item that may be reclassified to loss
Foreign currency translation adjustment - net of tax	(12,091)	(179)

Net loss and comprehensive loss for the year	16,578	30,520

Loss per share
Basic and diluted loss per common share	1.38	1.50

Profound Medical Corp.
Consolidated Statements of Cash Flows
In USD (000s)

	2022 $	2021 $

Operating activities
Net loss for the year	(28,669)	(30,699)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment	672	518
Amortization of intangible assets	704	1,029
Depreciation of right-of-use assets	228	332
Share-based compensation	4,238	7,205
Interest and accretion expense	174	67
Deferred revenue	(27)	(90)
Change in fair value of derivative financial instrument	275	(293)
Change in amortized cost of trade and other receivables	(290)	448
Impairment of goodwill	2,524	-
Changes in non-cash working capital balances
Trade and other receivables	(1,424)	1,996
Prepaid expenses and deposits	(157)	(78)
Inventory	(1,864)	(2,491)
Accounts payable and accrued liabilities	(566)	(356)
Provisions	(24)	(110)
Income taxes payable	311	(13)
Foreign exchange on cash	(1,905)	175
Net cash flow used in operating activities	(25,800)	(22,360)

Investing activities
Purchase of property and equipment	-	(32)
Purchase of intangible assets	-	(561)
Total cash used in investing activities	-	(593)

Financing activities
Proceeds from long-term debt	7,273	-
Long-term debt transaction costs	(149)	-
Payment of other liabilities	-	(99)
Payment of long-term debt	(44)	-
Proceeds from share options exercised	263	595
Proceeds from warrants exercised	-	5,838
Payment of lease liabilities	(312)	(386)
Total cash from financing activities	7,031	5,948

Net change in cash during the year	(18,769)	(17,005)
Foreign exchange on cash	(1,866)	244
Cash – Beginning of year	67,152	83,913
Cash – End of year	46,517	67,152